

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

January 14, 2014

<u>**Via E-Mail**</u>

Steven A. Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

> **Re: Jos. A. Bank Clothiers, Inc.**
> **Schedule TO-T filed January 6, 2014 by Java Corp. and**
> **The Men's Wearhouse, Inc.**
> **SEC File No. 005-55471**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed January 6, 2014 by Java Corp. and The Men's Wearhouse, Inc.**
> **File No. 000-23874**

Dear Mr. Seidman:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule TO**</u>

1.   Please tell us why you have not provided the financial statements required by Item 10 of Schedule TO.

<u>Exhibit (a)(5)(C)</u>

2.   We note in slide 2 of this presentation that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements

contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

3.   We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.

Offer to Purchase

Cover Page

4.   Please refer to the Section 203 Condition. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to include an objective standard for determining whether that condition has been satisfied or waived.

Summary Term Sheet, page 1

5.   Refer to the highlighted language in the third question-and-answer on page 2. We note that the Schedule TO has been filed as an exhibit to your solicitation materials. Thus, it is unclear why you state here, and throughout the offer document, that the offer does not constitute a solicitation of proxies, regardless of a purchase of shares. Please revise.

6.   Refer to the fourth question-and-answer on page 2. We note that the bidders do not have the financial resources or any financing to pay for the shares subject to the offer. Thus, your offer is not financed. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five

business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Terms of the Offer, page 11

7.	Please revise the definition of "business day" to comport with the definition in Rule 14d-1.

Conditions of the Offer, page 32

8.	We note that condition (i) refers to the occurrence of certain events that may result in a "material diminution in the benefits expected to be derived" by you as a result of any transaction with JOSB. The condition also refers to the effect of any of certain events on the value of the shares to you. Revise your offer document to describe the benefits you expect from any such transaction or the value of the Shares to you such that the condition may be objectively determinable. See comment 4 above relating to illusory offers.

9.	We note the offer is subject to several conditions that include the language "we become aware" of any facts or events. Thus, the disclosure appears to have the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

10.	We note your inclusion of the Merger Agreement Condition in the cover page of the offer document and in the opening paragraph of this section. It is unclear how condition (viii) is different from the Merger Agreement Condition. Please advise or revise.

11.	We note the language in the last paragraph in this section that your failure "at any time to exercise [your] rights under any of the foregoing conditions shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

12.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Soliciting Materials

13.   Refer to slide 8. With a view toward future revised disclosure, tell us what you mean by "the upside potential" of JOSB's brand.

14.   You state a vote for the incumbent nominees would encourage the JOSB board "to continue to ignore value creating opportunities for shareholders." Your disclosure appears to suggest that the current board members have not carried out their fiduciary duties in connection to the MW offer. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions